AH 3.25.04

SECU 04003108 MMISSION

CM 3-23

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53544 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenman/Latimer Partners, LP

| OFFICIAL USE ONLY |
|---|
| 116423 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2626 Cole Avenue, Suite 501 LB15
(No. and Street)

Dallas (City) Texas (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Latimer 214-871-2460
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 01 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Suite 100, Dallas, Texas 75231-4507
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED MAR 05 2004 WASH, DC

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PS 3/2

# OATH OR AFFIRMATION

I, Jim Latimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenman/Latimer Partners LP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

SYLVIA L. CHERRY
MY COMMISSION EXPIRES
March 14, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GREENMAN/LATIMER PARTNERS, LP

Report Pursuant to Rule 17a-5(d)

For the fiscal year ended December 31, 2003

**HATFIELD & HATFIELD, INC**
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

**DALLAS**
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

**FORT WORTH**
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
Metro 817-695-1040

# INDEPENDENT AUDITORS' REPORT

To the Partners
Greenman/Latimer

We have audited the accompanying statement of financial condition of the Greenman/Latimer Partners, LP (a Texas Limited Partnership), as of December 31, 2003, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenman/Latimer Partners, LP, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*HATFIELD & HATFIELD, INC., PC*
Dallas, Texas
February 13, 2004

# GREENMAN/LATIMER PARTNERS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 60,208 |
| Total Assets | $ 60,208 |
| **LIABILITIES** | |
| Accounts Payable | $ 281 |
| Total Liabilities | 281 |
| **PARTNERS' EQUITY** | |
| Partners' Equity | |
| Total Partners' Equity | 59,927 |
| Total Liabilities and Partners' Equity | $ 60,208 |

The accompanying notes are a integral part of these financial statements.

## GREENMAN/LATIMER PARTNERS, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Beginning Balance at January 1, 2003 | $ 51,071 |
| Withdrawal of Capital | < 6,000> |
| Current operating profit <loss> | 14,856 |
| Ending Balance and December 31, 2003 | $ 59,927 |

The accompanying notes are an integral part of these financial statements.

# GREENMAN/LATIMER PARTNERS, LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| REVENUES | |
| Fees | $ 45,364 |
| Total Revenues | 45,364 |
| EXPENSES | |
| Compensation and benefits | 15,000 |
| Regulatory fees and expenses | 2,095 |
| Occupancy | 7,200 |
| Professional | 2,000 |
| Other operating expenses | 4,213 |
| | 30,508 |
| Income <Loss> Before Taxes | $ 14,856 |

The accompanying notes are an integral part of these financial statements.

# GREENMAN/LATIMER PARTNERS, LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income <loss> | $ 14,856 | |
| Increase in liabilities | 281 | $ 15,137 |
| Cash flows from investing activities: | | |
| Investment of Capital | $ -0- | |
| Withdrawal of Capital | <6,000> | <6,000> |
| Net cash flows | | 9,137 |
| Beginning cash balance January 1, 2003 | | 51,071 |
| Ending cash balance December 31, 2003 | | $ 60,208 |

The accompanying notes are an integral part of these financial statements.

## GREENMAN/LATIMER PARTNERS, LP

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Balance January 1, 2003 | $ none |
| Changes during fiscal year | none |
| Balance December 31, 2003 | $ none |

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

# GREENMAN/LATIMER PARTNERS, LP

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2003

| | | |
|---|---|---|
| Total ownership equity from the statement of financial condition | | $ 59,927 |
| Deduct ownership equity not allowable for net capital | | none |
| Total ownership equity qualified for net capital | | 59,927 |
| Add: | | |
| 1. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | none |
| 2. Other allowable credits | | none |
| Total capital and allowable subordinated liabilities | | 59,927 |
| Deductions and/or charges | | |
| 1. Total non-allowable assets from statement of financial condition | $ none | |
| 2. Current note deficiency | none | |
| 3. Commodity futures, contracts and spot commodities proprietary capital changes | none | |
| 4. Other deductions and/or changes | none | none |
| Subtotal | | 59,927 |
| Other Additions and/or allowable credits (lists) | | |
| Haircuts on securities (computed where applicable pursuant to 15c3-1) | | |
| 1. Contractual securities commitment | $ none | |
| 2. Subordinated securities borrowings | none | |
| 3. Trading and investments securities: | | |
| a. Exempted securities | none | |
| b. Debt securities | none | |
| c. Options | none | |
| d. Other securities | none | |
| 4. Undue concentrations | none | |
| 5. Other | none | none |
| *NET CAPITAL* | | $ 59,927 |

Schedule I continued on next page

SCHEDULE I (continued)

# GREENMAN/LATIMER PARTNERS, LP

RECONCILIATION OF THE COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
DECEMBER 31, 2003

| | RECONCILIATION WITH COMPANY'S COMPUTATION | COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS |
|---|---|---|
| Per audit report at 12/31/03 | $ 59,927 | $ 5,000 * |
| Reported by broker-dealer on Part IIA, form X-17A-5 | 59,927 | 5,000 |
| difference | $ none | $ none |

EXCESS NET CAPITAL
$ 54,927

EXCESS NET CAPITAL
AT 1000%
$ 59,899

RATIO: Aggregate
indebtedness to
net capital
.005 to 1

* Minimum dollar Net Capital requirement

SCHEDULE II

# GREENMAN/LATIMER PARTNERS, LP

COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3
DECEMBER 31, 2003

| | Credits | Debits |
|---|---|---|
| 1. Free credit balance and other credit balances in customers' security accounts. | $ none | $ none |
| 2. Monies borrowed, collateralized by securities carried for the account of customers. | none | none |
| 3. Monies payable against customers' securities loaned. | none | none |
| 4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers. | none | none |
| 5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days. | none | none |
| 6. Market value of short security count difference over 30 calendar days old. | none | none |
| 7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days. | none | none |
| 8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days. | none | none |
| 9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection. | none | none |
| 10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver. | none | none |
| 11. Failed to deliver of customers' securities no older than 30 calendar days. | none | none |
| 12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts. | none | none |
| Total | $ none | $ none |

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

**GREENMAN/LATIMER PARTNERS, LP**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note A *Organization and nature of business*:

The partnership is operating under the *Limited Liability Partnership* laws of the State of Texas. The partnership is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers will be handled by a correspondent broker-dealer. The partnership's office is located in Dallas, Texas. The partnership's income is from consulting and business brokerage fees.

Note B *Clearing*:

The partnership is currently inactive in securities trading. No clearing agreement is in effect.

Note C *Contingencies and Commitments/Related Party Transactions* - The partnership currently pays $600 on a month to month basis for office facilities to one of the partners. The partnership paid $25,000 for compensation and reimbursed expenses to two of the partners.

*Contingencies* - The partnership is a potential party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims would be without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The partnership uses the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Federal Income Taxes* - Federal income taxes are paid at the individual partner level. These statements do not include any accrual for federal or state income taxes.

*Cash Flows Presentation* - For the purposes of the statement of cash flows, the partnership considers all highly liquid debt instruments purchased with maturities of three

months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method*.

Note E *Partners' Equity*

The partnership is comprised of 3 partners.

Note F *Net Capital Requirements*:

The partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the partnership had net capital of $59,927 which was $54,927 in excess of its required net capital of $5,000.

# GREEMAN/LATIMER PARTNERS, LP

**Independent Auditors' Report**
**on Internal Control Required by**
**SEC Rule 17a-5**
**For the fiscal year ended December 31, 2003**

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
Metro 817-695-1040

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Greenman/Latimer Partnership

In planning and performing our audit of the financial statements of Greenman/Latimer Partners LP for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*HATFIELD & HATFIELD, INC., PC*
Dallas, Texas
February 13, 2004